1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Science-Based Industrial Park,
Hsin-Chu, Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Reports Second Quarter EPS of NT$1.32
Hsin-Chu, Taiwan, R.O.C., July 27, 2006 — TSMC today announced consolidated revenue of NT$82.12 billion, net income of NT$34 billion, and fully diluted earnings per share of NT$1.32 (US$0.20 per ADS unit) for the second quarter ended June 30, 2006.
Year-over-year, second quarter revenue increased 36.9% while net income and fully diluted EPS increased 85.1% and 84.8%, respectively. On a sequential basis, second quarter results represent a 5.5% increase in revenue, and a 4.3% increase in net income and in fully diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
As a result of stronger demand in certain product segments, second quarter revenue reached beyond the high end of guidance. Advanced process technologies (0.13-micron and below) accounted for 49% of wafer revenues while revenues from 90-nanometer process technology alone was 24% of the total wafer sales. Gross margin rose from 48.5% in the previous quarter to 51.8% in the second quarter. Operating margin was 43% compared to 39.7% in the previous quarter, while net margin decreased slightly to 41.4% from 42% quarter over quarter.
“Driven primarily by sequentially stronger demand from our customers in communications and consumer segments, our second quarter business rose 5.5% amid weaker demand from our customers in the computer segment,” said Lora Ho, VP and Chief Financial Officer of TSMC. “Going forward, however, we expect the overall demand in the third quarter to be level or slightly down from the second quarter, in response to the correction of inventory in the supply chain,” said Ho. “Based on our current business outlook, management’s expectations for third quarter 2006 performance are as follows”:
•	Revenue to be between NT$79 billion and NT$82 billion;

•	Gross profit margin to be between 48% and 50%;

•	Operating profit margin to be between 39% and 41%.
#     #     #

TSMC’s 2006 second quarter consolidated results :

	(Unit: NT$ million, except for EPS)
	2Q06	1Q06	QoQ	2Q05		YoY
	Amount*	Amount	Inc. (Dec.)%	Amount		Inc. (Dec.)%
Net sales	82,118	77,850	5.5	59,978		36.9
Gross profit	42,498	37,727	12.6	24,254		75.2
Income from operations	35,323	30,902	14.3	17,213		105.2

Income before tax	36,272	32,919	10.2	17,903		102.6
Net income	34,002	32,607	4.3	18,369		85.1

EPS(NT$)	1.32 **	1.26 ***	4.3	0.71	****	84.8

*	2006 second quarter figures have not been approved by Board of Directors
**	Based on 25,809 million weighted average outstanding shares
***	Based on 25,802 million weighted average outstanding shares
****	Based on 25,771 million weighted average outstanding shares

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 27, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer